

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 28, 2016

Charles Wheeler
Chief Executive Officer
Richard C. Butt
Chief Financial Officer
Greenbacker Renewable Energy Company LLC
369 Lexington Avenue, Suite 312
New York, New York 10017

> **Re:** **Greenbacker Renewable Energy Company LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 8, 2016**
> **File No. 333-211571**

Dear Messrs. Wheeler and Butt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures, Part II-5

1. The filing must be signed by the registrant; please add a signature block for Greenbacker Renewable Energy Company LLC.

Exhibit 5.1

2. Counsel states that "[w]e are not engaged in the practice of law in the State of Delaware . . . ." While counsel does not need to be admitted to practice law in Delaware to opine on Delaware law, counsel is not able to qualify its opinions as to jurisdiction. See Section II.B.3.b of Staff Legal Bulletin No. 19 (CF), available on our website. Please have counsel remove the statement that it is not engaged in the practice of law in Delaware.

Exhibit 8.1

3. Counsel opines as to the fairness and accuracy of the summary of the U.S. federal income tax consequences, however, counsel is required to opine as to the tax consequences of the offering. Please have counsel revise to state an opinion as to the tax consequences of the offering or confirm that the summary of the tax consequences contained in the prospectus constitutes counsel's opinion. See Section III.C.2 of Staff Legal Bulletin No. 19 (CF).

4. Counsel states that the opinion letter is rendered only for Greenbacker Renewable Energy Company LLC's benefit. Specifically, the opinion letter states that "[t]his opinion letter is rendered for the sole benefit of each addressee hereof with respect to the matters specifically addressed herein, and no other person or entity is entitled to rely hereon." Investors are also entitled to rely on the opinion. Please have counsel remove the offending language. See Section III.D.1 of Staff Legal Bulletin No. 19 (CF).

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Blake E. Estes, Esq.
        Alston & Bird LLP